File No. 70-9773

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                        Post-Effective Amendment No. 2 to
                                    Form U-1
                                   Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                  London NWI5JD
                                 United Kingdom

                     (Name of company filing this statement
                   and address of principal executive offices)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)

The Commission is also requested to send copies of any communication in connection with this matter to:

                                 Thomas B. Reems
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102




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     On October 16, 2000, National Grid Group plc ("National Grid"), a
registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("1935 Act") submitted a declaration on Form U-1, which was subsequently amended on December 20, 2000, seeking authority for National Grid to solicit proxies from its shareholders in relation to the proposed acquisition of Niagara Mohawk Holdings, Inc. ("NiMo"), a holding company exempt from registration under Section 3(a)(1) of the 1935 Act,/1 by National Grid. The Securities and Exchange Commission ("Commission") issued an order authorizing the proxy solicitation on December 21, 2000 in Holding Co. Act Release No. 27312. Subsequently, on January 19, 2001 and January 29, 2001 the shareholders of NiMo and National Grid respectively, voted overwhelmingly to approve the Merger. As described in the previous declarations under this file, National Grid must also solicit proxies in relation to the creation of a new holding company above National Grid, New National Grid plc ("New National Grid") and now seeks the authority to do so. This Post-Effective Amendment replaces in its entirety Post-Effective Amendment No. 1 filed on September 14, 2001.

Item 1.  Description of the Proposed Transaction

A.   The Proposed Scheme

     In an Application/Declaration filed with the Commission on February 6, 2001 (File No. 70-9849), National Grid seeks authorization to effect The Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid, NiMo, New National Grid, and Grid Delaware, Inc. ("Grid Delaware") dated as of September 4, 2000 and amended December 1, 2000 ("Merger Agreement") and other related transactions. The Merger Agreement contemplates a scheme of arrangement under Section 425 of the Companies Act 1985 (UK) ("Scheme") and a merger which taken together will result in the creation of New National Grid, as a new holding company for National Grid and its subsidiaries, and the acquisition by New National Grid of NiMo ("Merger").

     The Scheme contemplates that New National Grid plc ("New National Grid") will become a new holding company over National Grid as a result of the outstanding shares of National Grid being cancelled and holders of such shares receiving the same number of New National Grid shares./2 National Grid will then issue shares to New National Grid. Upon consummation of the Scheme, New National Grid will be renamed National Grid Group plc and National Grid will be renamed National Grid Holdings One plc. The cancellation of outstanding shares in National Grid and the subsequent issue of shares by New National Grid will be carried out by way of the Scheme.


----------------
1 See Niagara Mohawk Holdings, Inc., Holding Co. Act Release No. 26986 (March 4,
1999).

2 The government of the UK also owns what is commonly referred to as the "golden share" in National Grid. The golden share is a single non-voting share that prevents amendments to National Grid's Memorandum and Articles of Association without the consent of the holder of the golden share. The golden share in National Grid will be replaced by a golden share in New National Grid upon completion of the Scheme.
----------------


     Under the Merger Agreement, Grid Delaware, a wholly owned subsidiary of New National Grid, will merge into NiMo with NiMo surviving. Upon the closing of the merger, NiMo will be a subsidiary of New National Grid and will subsequently be transferred to become a wholly-owned subsidiary of National Grid USA, a registered holding company. It is intended that the Scheme and Merger taken together will qualify as a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. National Grid has already received the Commission's authorization to solicit proxies in relation to shareholder approval of the Merger. See National Grid Group plc, Holding Co. Act Release No. 27312 (December 21, 2000). The Scheme will be implemented immediately prior to the Merger.

     The introduction of a new holding company, New National Grid, is intended to give National Grid the flexibility to set the cash portion of the consideration paid to NiMo shareholders in the proposed merger at any level above 20% of the total consideration without jeopardizing the tax free nature of the transaction for NiMo shareholders who receive shares in New National Grid, should the shareholders in aggregate elect to receive more than one-fifth of the consideration for their NiMo shares in cash.

B.   Scheme Approval

     National Grid must submit the proposed proxy solicitation materials to the UK Listing Authority, the UK securities regulator, for comment and review. National Grid must also submit to the High Court of Justice of England and Wales ("High Court") the document convening the necessary shareholder meetings, which is referred to as the "Scheme Circular." The approval of the High Court, which was not a precondition of proxy solicitation materials in relation to the proposed acquisition of NiMo, is necessary in this instance because the Scheme will take place pursuant to a court-sanctioned scheme of arrangements under
Section 425 of the Companies Act of 1985 (UK).

     National Grid shareholders must approve the Scheme at two meetings, which will be held at a single location and are scheduled for January 7, 2002. The first meeting (the "Court Meeting") is ordered by the High Court. For the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those National Grid shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 percent of the number of National Grid shares held by such National Grid shareholders. At the second meeting, the Extraordinary General Meeting, the shareholders must pass a special resolution approving implementation of the Scheme. In order to pass this resolution, not less than 75 percent of the votes cast by National Grid shareholders must be in favor of the resolution. After National Grid's shareholders have approved the Scheme, there will be a second hearing before the High Court to finally sanction the Scheme.

     At the Extraordinary General Meeting, resolutions will also be proposed to amend the Articles of Association in order to implement the Scheme, change the name of National Grid and approve replacement share plans. A resolution will also be proposed which will allow National Grid, if it so decides, to incur certain types of political expenditure within a prescribed limit. The resolutions to change the name of National Grid and amend the Articles of Association are special resolution and will not be passed if less than 75 percent of the votes cast are in favor. The remaining resolutions are ordinary resolutions and each will be passed if more than 50 percent of the votes cast are in favor.

C.   Proxy Solicitations

     National Grid must send the Scheme Circular to its shareholders in advance of the two required meetings. The Scheme Circular is attached as exhibit B-1. A second document, the "Listing Particulars," which is similar to a U.S. registration statement is also attached as an exhibit to this declaration. See Exhibit B-2. The Listing Particulars will not be distributed automatically to shareholders, but will be available free of charge through a number of channels as described in the Scheme Circular. National Grid will also distribute proxy cards and a list of answers to expected shareholder questions.

D.   Rule 54

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or Foreign Utility Company ("FUCO") upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./3 Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).


----------------
3 As the Commission noted in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.
----------------


     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2001 was approximately $4,572,000,000. As of September 30, 2001, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was approximately $3,549,000,000. Consequently, National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was approximately 129% as of September 30, 2001. National Grid's consolidated capitalization was 41% common equity and 59% debt as of September 30, 2001.

     National Grid also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs./4 Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order. For the year ended March 31, 2001, National Grid's FUCO investments, principally its established UK transmission business, contributed substantially to the National Grid Group's profitability. Out of total operating profit before exceptional integration costs and goodwill amortization of 731.9 million pounds sterling ($1,039.3 mm),/5 the UK transmission group contributed
486.3 million pounds sterling ($690.5 mm), while the National Grid USA group contributed 293.6 million pounds sterling ($416.9 mm).


----------------
4 Some of National Grid's telecommunications and metering ventures held as direct or indirect subsidiaries of National Grid Holdings Limited, National Grid's FUCO, have reported operating losses in the last fiscal year. Nevertheless, National Grid Holdings Limited, on a consolidated basis, has been profitable.

5 Pound sterling amounts have been translated into dollars at
1.0 pounds = $1.42.
----------------


     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     The authority sought herein to solicit proxies from National Grid's shareholders will have no effect upon National Grid's investment, direct or indirect, in EWGs or FUCOs. The solicitation of proxies also is not an issuance of securities to finance the acquisition of, or investment in, EWGs or FUCOs that could have the potential to adversely affect the financial soundness of the National Grid system or any of its public utility subsidiaries. Since this declaration does not involve a financing transaction, there is no basis for the Commission to withhold or deny approval for the proposal made in this declaration. The action requested in the instant filing would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9591 and confirmed by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) ("March Order"). The March Order notes that in its Application referenced above: (1) National Grid demonstrated that it had an investment grade credit rating; (2) a history of positive contributions to earnings from The National Grid Company (the most significant part of National Grid's FUCO operations); (3) that the Application contained various commitments by National Grid to maintain its financial strength, and (4) that the public utility subsidiaries in the National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under Rule 53(c)."

Item 2.  Fees, Commissions and Expenses

     In the preparation and distribution of the Scheme Circular, Listing Particulars, proxy cards and answers to expected shareholder questions, National Grid has incurred ordinary expenditures customary for this type of activity. These expenditures include fees paid to its bankers, accountants, lawyers, printers and other consultants. National Grid estimates that the fees and expenses payable in connection with the proposed solicitation will be as follows:

         Internal                   $102,225
         Sponsors (Rothschild)       $82,250
         U.S. Lawyers               $200,000
         U.K. Lawyers               $700,000
         Printers                 $1,069,250 (including approx. $369,000 for
                                              mailing)
         Other Consultants          $679,800
                                    --------

         Total                    $2,833,525

Item 3.  Applicable Statutory Provisions

     Section 12(e) of the Public Utility Holding Company Act of 1935 ("Act") provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. This declaration is being filed pursuant to Rule 62, which provides, generally that no solicitation shall be made except pursuant to a declaration with respect to such solicitation which has become effective. Rule 54 is also applicable.

Item 4.  Regulatory Approval

     The UK securities regulator, the UK Listing Authority, will review the disclosure in the Scheme Circular and the Listing Particulars. In addition, the High Court will review the Scheme Circular. No U.S. state regulatory authority and no Federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed solicitation.

Item 5.  Procedure

     The proxy solicitation materials were initially submitted to the UK Listing Authority on September 10, 2001. National Grid requests that the Commission review the proxy solicitation materials concurrently with the UK Listing Authority. National Grid submitted the Scheme Circular to the High Court on November 29, 2001. Because National Grid should not make substantive changes to the proxy materials after they are submitted to the High Court, National Grid requests that the Commission review the proxy materials concurrently with the UK Listing Authority.

     National Grid further requests that the Commission issue and publish by December 7 a notice with respect to the filing of this declaration, and currently therewith, that the Commission enter an appropriate order granting and permitting this declaration to become effective. National Grid is requesting that the SEC issue the appropriate order based on the draft Scheme Circular and Listing Particulars given to the Commission on December 3 and on the draft proxy cards and list of answers to common shareholder questions given to the Commission on November 16.

     If the SEC issues an order based on its review of these draft materials, National Grid undertakes to submit to the Office of Public Utility Regulation a copy of any subsequent comments from the UK Listing Authority and final version of the documents with a "red-lined" version of the Scheme Circular and Listing Particulars compared to the draft documents. Any changes made to the draft Scheme Circular, Listing Particulars, proxy cards and expected shareholder questions will be corrections of typographical errors, grammatical changes, responses to comments from the UK Listing Authority or Commission, factual and financial updates or non-material under the 1935 Act and unrelated to the description of the Scheme or Merger.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should not be a thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon entry thereof.

Item 6.  Exhibits and Financial Statements

(a)  Exhibits.

Exhibit B-1.a       Draft Scheme Circular (to be filed separately in draft form under confidential treatment request pursuant to Rule
                    104(b)).

Exhibit B-1.b       Final Scheme Circular (to be filed by amendment).

Exhibit B-2.a       Draft Listing Particulars (to be filed separately in draft form under confidential treatment request pursuant to Rule
                    104(b)).

Exhibit B-2.b       Final Listing Particulars (to be filed by amendment).

Exhibit B-3.a       Draft proxy cards and answers to expected shareholder
                    questions (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-3.b       Final proxy cards and answers to expected shareholder
                    questions.

Exhibit C-1         Final Circular governing solicitation of proxies in Holding
                    Co. Act Release No. 27312 (Dec. 21, 2000).

Exhibit F-1         Opinion of Counsel - National Grid Group plc.

Exhibit F-2         Past Tense Opinion of Counsel (to be filed by amendment).

Exhibit F-3         Past Tense Opinion of Counsel for Holding Co. Act Release
                    No. 27312 (Dec. 21, 2000).

Exhibit I-1         Form of Notice.

Item 7.  Environmental Effects

     The proposed proxy solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed proxy solicitation.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicant has duly caused this Post-Effective Amendment No. 2 to its declaration, File No. 70-9773, to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 7, 2001             By: /s/   Fiona Smith
                                    Group General Counsel and Company Secretary
                                    National Grid Group plc